NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Woodlands Securities Corporation ("the Company") maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). Accounting principles followed by the Company and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in the Woodlands, Texas and was incorporated under the laws of the State of Texas on April 26, 1988. The Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (k)(2)(ii). The Company is registered as a Broker-Dealer with the SEC, and is a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified statement of financial condition is presented in accordance with industry standards.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Revenue Recognition - Commissions are recognized when trades settle and receivables are recorded at that time.

Income Taxes - The provision for federal income taxes is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Texas margin tax is accrued and included as a component of general and administrative expenses. Texas margin tax was approximately $3,413 for the year ended March 31, 2016.

The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of March 31, 2016, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the fiscal year 2013 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statement of operations.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated subsequent events through May 26, 2016, the date the financial statements were available to be issued. No subsequent events occurred, which require adjustment or disclosure to the financial statements at March 31, 2016.

NOTE B   DEPOSITS WITH CLEARING ORGANIZATION

As of March 31, 2016, Woodlands Securities Corporation has an agreement with Hilltop Securities, Inc., a clearing organization, whereby the organization performs clearing functions for securities transactions with customers and brokers and dealers. Related to these transactions, the Company is required to maintain cash on deposit in a clearing account with Hilltop Securities, Inc. in the amount of $6000. Hilltop Securities, Inc. is located in Dallas, Texas and is a member of the FINRA, Midwest Stock Exchange, New York Exchange, Inc., American Stock Exchange, Inc., Pacific Stock Exchange and is registered with the SEC. According to the Clearing Agreement between Hilltop Securities, Inc. and the Company, Hilltop Securities, Inc. is responsible for executing, clearing and settling securities transactions on a fully disclosed basis for the accounts of the Company.

NOTE C   RETIREMENT PLAN

The Company provides employees the opportunity to enroll in a Simple IRA plan for retirement. The Simple IRA assets are fully vested and may be withdrawn at any time subject to taxes and penalties. The participants are generally required to begin taking minimum distributions from their Simple IRA upon attainment of age seventy and a half (70 1/2) in accordance with Internal Revenue Service regulations. The Company matches the participating employees' contributions up to three percent (3%) of the employees' compensation. The Company contributed $25,275 to the participating employees' Simple IRAs during the year ended March 31, 2016.

NOTE D   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At March 31, 2016, the Company had net capital of $162,048 and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .35 to 1 at March 31, 2016. The Securities Exchange Commission permits a ratio of aggregate indebtedness to net capital for the Company at this time of no greater than 15 to 1.

NOTE E   CONCENTRATIONS AND CREDIT RISK

Financial instruments which subject the Company to concentrations of credit risk consist principally of trade receivables for commissions and fees and cash and cash equivalents. The Company places its cash and cash equivalents with high credit quality financial institutions. Deposits with these financial institutions may exceed the amount of federal deposit insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions.

NOTE E CONCENTRATIONS AND CREDIT RISK (CONTINUED)

Generally, no collateral or other security is required to support receivables for commissions and fees. There was no allowance for doubtful accounts at March 31, 2016 as management believes all amounts are collectible. For the year ended March 31, 2016, revenue received from related parties represented 70% of the Company's total revenue.

The Company is engaged in various trading and brokerage activities in which the counter parties primarily include financial institutions and individuals. In the event a counter party does not fulfill its obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counter party or issuer of the instrument.

NOTE F RELATED PARTY TRANSACTIONS

The Company is affiliated with Woodlands Asset Management, Inc. (WAMI), Woodlands Financial Services, Inc. (WFSI) and MLM Consulting LLC through common ownership. During the fiscal year ending March 31, 2016, the Company received $757,000 from WAMI for shared overhead expenses which is included in other income in the statement of operations. The Company also received revenues of $423,799 from WFSI for private offerings which is included in commissions and $20,064 for reimbursement of expenses which is included in other income. The Company paid MLM Consulting LLC $12,000 in consulting expense during the year ended March 31, 2016.

A note receivable has been recorded for the benefit of a stockholder in the amount of $52,970. Interest is 2.45%, payable annually and principal is due on demand.